Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

120 Chemin de la Rive

Gatineau, Québec, J8M 1V2

2.	Date of Material Change

June 14, 2022

3.	News Releases

A news release dated June 14, 2022 was disseminated through the facilities of GlobeNewswire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On June 14, 2022, HEXO announced that it had entered into an amending agreement (the “Amending Agreement”) to the previously announced transaction agreement (the “Transaction Agreement”) with Tilray Brands, Inc. (“Tilray Brands”) and HT Investments MA LLC (“HTI”). Separately, the Company announced that it had also entered into an amending agreement to the previously announced equity purchase agreement (the “Standby Agreement”) with 2692106 Ontario Inc. (the “Investor”) and KAOS Capital Ltd. (“KAOS”).

On June 14, 2022, HEXO announced that the previously scheduled meeting of holders (“Shareholders”) of common shares of HEXO (“Common Shares”) would proceed as originally planned on June 14, 2022 at 4:00 p.m. E.T. (the “Meeting”). At the Meeting, Shareholders passed an ordinary resolution approving certain aspects relating to the Standby Agreement, as amended (the “Standby Commitment Resolution”), all as required pursuant to the rules of Toronto Stock Exchange (“TSX”) and as more particularly set out in the management information circular dated May 9, 2022 (the “Circular”) previously sent to Shareholders of record on May 4, 2022. Following the vote on the Standby Commitment Resolution, and without asking Shareholders to vote on the resolution approving certain aspects relating to the Transaction Agreement (the “Note Transaction Resolution”), the Company adjourned the Meeting until July 4, 2022 at 4:00 p.m. E.T. (the “Reconvened Meeting”) in order to provide Shareholders with additional time to review a supplement to the Circular filed June 17, 2022 (the “Circular Supplement”) and consider the amendments to the Transaction Agreement.

5.	Full Description of Material Change

Transaction Agreement Amendments

On June 14, 2022, in view of current stock market conditions and in order to reduce closing risk related to the pre-amendment minimum liquidity closing condition, the Company entered into the Amending Agreement to the Transaction Agreement pursuant to which HEXO, Tilray Brands and HTI agreed to:

•

reduce the minimum liquidity interim covenant and closing condition from USD$100,000,000 to CAD$70,000,000 with such amount to be determined after giving effect to a release of all conditions in any blocked accounts and restricted cash of the Company and its subsidiaries and including net cash proceeds expected to be received from the Company’s captive D&O insurance policy;

•	extend the Outside Date (as defined in the Transaction Agreement) from July 1, 2022 to August 1, 2022 and to extend the date past which the Outside Date cannot be extended to November 30, 2022;

•	extend the date by which the Company must use best efforts to obtain shareholder approval from June 15, 2022 to July 15, 2022;

•	reduce the Amendment Share Price (as defined in the Transaction Agreement) from USD$0.54 to CAD$0.40;

•

amend the condition regarding Tilray Brands’ right to appoint nominees and an observer to the Company’s board of directors such that Tilray Brands will be entitled to appoint two directors and one observer to the Company’s board of directors;

•

amend and restate the Purchased Note (as defined in the Transaction Agreement) to reflect a reduction in Tilray Brands’ Conversion Price (as defined in the Purchased Note) from CAD$0.85 to CAD$0.40; and

•

amend and restate the Assignment and Assumption Agreement (as defined in the Transaction Agreement) to reflect certain changes to the purchase price and consideration (as between Tilray Brands and HTI).

Additionally, Tilray Brands has irrevocably waived any non-compliance by HEXO with the minimum liquidity interim covenant contained in the Transaction Agreement for all periods prior to the date of the Amending Agreement for all purposes, including with respect to Tilray Brands’ ability to terminate the Transaction Agreement for any such non-compliance.

The terms of the Transaction Agreement are otherwise unamended. The closing of the transactions contemplated by the Transaction Agreement (as amended by the Amending Agreement) and the amended and restated Assignment and Assumption Agreement (the “Note Transaction”) remain subject to the satisfaction of a number of conditions, including: (i) receipt of approvals from the TSX and the Nasdaq Stock Market LLC; (ii) receipt of Shareholder approval; (iii) no material adverse effect having occurred in respect of HEXO; and (iv) receipt of all consents and approvals required by any regulatory authorities, including from the Competition Bureau.

Standby Agreement Amendments

On June 14, 2022, the Company also announced that in view of the Company’s current share price, the Investor formally agreed, for a period of three months, to reduce the minimum price condition included in the Standby Agreement from the CAD$0.30 to CAD$0.10 per share. This will ensure the Company may, during such three month period, draw upon the financing commitment (the “Standby Commitment”) contemplated by the Standby Agreement even if its share price were to fall below CAD$0.30 per share. In addition, the Investor has agreed to allow the Company to commence the process of drawing upon the Standby Commitment immediately following receipt of necessary regulatory approvals without having to wait until the first five trading days of the next calendar month as previously contemplated by the Standby Agreement. Subsequent draws will continue to be available only during the first five trading days of any month during the term of the Standby Commitment. Given the current market and macro-economic conditions, the Company believes that this is a positive development that will help ensure that it can have immediate access to capital as contemplated by the Standby Agreement. The Company is not required to pay the Investor any additional consideration in connection with these amendments to the Standby Agreement.

The Company previously obtained, on May 13, 2022, conditional approval from the TSX for the Standby Commitment. However, performance of the Standby Commitment is subject to the fulfilment of certain conditions, including receipt of an exemptive relief order from the Autorité des marchés financiers, as the Company’s principal regulator. The Standby Commitment is expected to be available to the Company by the end of June 2022.

July 4 and July 14 Shareholder Meetings

The Meeting proceeded as originally planned on June 14, 2022 at 4:00 p.m. E.T. At the Meeting, Shareholders voted in favour of the Standby Commitment Resolution to approve certain aspects of the Standby Agreement, pursuant to which the Investor agreed to subscribe for, and the Company agreed to issue and sell, on and subject to the terms of the Standby Agreement, up to $180 million in Common Shares of the Company.

Following the vote on the Standby Commitment Resolution, and without asking Shareholders to vote on the Note Transaction Resolution approving certain aspects relating to the Note Transaction, the Company adjourned the Meeting until July 4, 2022 at 10:00 a.m. E.T. in order to provide Shareholders with additional time to consider previously announced amendments to the Note Transaction. These amendments are described in greater detail in the Circular Supplement.

The Company filed the Circular Supplement on June 17, 2022 and a copy of it is available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the meeting materials maintained by the Company’s transfer agent and registrar. It is expected that the only matter that will be considered at the Reconvened Meeting is the Note Transaction Resolution as described in the Circular and the Circular Supplement. The record date for the Reconvened Meeting will remain unchanged at May 4, 2022.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Charlie Bowman, Acting President & Chief Executive Officer

(336) 399-3565

invest@HEXO.com

9.	Date of Report

June 23, 2022.

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